EXHIBIT Y

Execution Version

JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is executed by CenterPoint Energy Midstream, Inc., a Delaware corporation (“CNP Midstream”), as of September 4, 2018 in connection with the Registration Rights Agreement, dated as of May 1, 2013 (the “RRA”), by and among Enable Midstream Partners, LP, a Delaware limited partnership (formerly CenterPoint Energy Field Services LP, a Delaware limited partnership) (“Enable”), CenterPoint Energy Resources Corp., a Delaware corporation (“CERC”), OGE Enogex Holdings LLC, a Delaware limited liability company (“OGEH”), and Enogex Holdings LLC, a Delaware limited liability company (“Bronco”). Each of Enable, CERC, OGEH and Bronco are deemed parties to and beneficiaries of this Joinder Agreement (the “Joinder Parties”). Capitalized terms used and not defined herein have the meanings ascribed to them in the RRA.

W I T N E S S E T H

WHEREAS, CERC and CNP Midstream propose to enter into a Contribution Agreement, dated as of September 4, 2018 (the “Contribution Agreement”), whereby CERC would contribute to CNP Midstream, among other things, all of the common units representing limited partner interests in Enable held by CERC (the “Common Units”);

WHEREAS, such contribution of Common Units under the Contribution Agreement will be effected in accordance with the terms of the Fifth Amended and Restated Agreement of Limited Partnership of Enable, dated as of November 14, 2017;

WHEREAS, the Common Units are Registrable Securities (as defined in the RRA);

WHEREAS, CERC desires to assign to CNP Midstream, as transferee of such Registrable Securities, its rights and obligations pursuant to the RRA with respect to all of such Registrable Securities; and

WHEREAS, pursuant to Section 9(g) of the RRA, the execution of this Joinder Agreement by CNP Midstream is required in order for CERC to assign its rights and obligations pursuant to the RRA with respect to Registrable Securities;

NOW, THEREFORE, in consideration of the premises, the mutual agreements contained in the RRA and this Joinder Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, CNP Midstream agrees as follows:

Section 1.    Joinder. Pursuant to and in accordance with Section 9(g) of the RRA, CNP Midstream hereby agrees to be bound by and subject to the terms of the RRA, and agrees to perform the covenants and obligations expressly contemplated by the RRA to be performed by CERC or its permitted assignees.

Section 2.    Representations and Warranties. CNP Midstream represents and warrants to the other Joinder Parties as follows:

(a)    CNP Midstream has the requisite power and authority to execute and deliver this Joinder Agreement and to perform its obligations hereunder. The execution, delivery and performance by CNP Midstream of this Joinder Agreement have been duly authorized and approved, and no other action or proceeding is necessary to authorize the execution, delivery and performance by CNP Midstream of this Joinder Agreement. CNP Midstream has duly and validly executed and delivered this Joinder Agreement.

(b)    The execution, delivery and performance by CNP Midstream of this Joinder Agreement will not (i) violate any law applicable to CNP Midstream; (ii) violate the organizational documents of CNP Midstream; or (iii) require any filing or registration by CNP Midstream with, or the consent or approval of, any governmental entity or other Person.

Section 3.    Construction, Etc. This Joinder Agreement shall be governed by all provisions of the RRA, unless the context otherwise requires.

[Signature page follows.]

IN WITNESS WHEREOF, CNP Midstream has executed this Joinder Agreement as of the date first written above.

CENTERPOINT ENERGY MIDSTREAM, INC.

By:	/s/ William D. Rogers
Name:	William D. Rogers
Title:	Executive Vice President and
Chief Financial Officer

Signature Page to Joinder Agreement